WELLS FARGO Logo	Wells Fargo Commercial Mortgage 34100 Woodward Avenue, Suite 300 Birmingham, MI 48009-0920 248 723-3101 248 723-3135 Fax

Management’s Assessment

Management of the Commercial Mortgage Servicing Group (“CMS”), a division of Wells Fargo Bank, N.A. (the “Company”), is responsible for assessing compliance, as of and for the year ended December 31, 2008, with the servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission (“SEC”) relating to the servicing of commercial mortgage loans (excluding any loans serviced by Wells Fargo Multifamily Capital Group, a subdivision of CMS) (the “Platform”), except for the servicing criteria set forth in subparagraphs (d)(1)(iii), (d)(3)(i)(B-D), (d)(3)(ii-iv), (d)(4)(ii), and (d)(4)(xv), which the Company has determined are not applicable to the servicing activities it performs with respect to the Platform.

With respect to servicing criterion 1122(d)(3)(i)(A), the Company has engaged various vendors to perform certain activities covered by this servicing criterion. The Company has determined that none of these vendors is a “servicer” as defined in Item 1101(j) of Regulation AB, and the Company’s management has elected to take responsibility for assessing compliance with this servicing criterion to the extent it applies to these vendors as permitted by Interpretation 17.06 of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (“Interpretation 17.06”).  As permitted by Interpretation 17.06, management has policies and procedures in place designed to provide reasonable assurance that such vendors’ activities comply in all material respects with servicing criterion 1122(d)(3)(i)(A) to the extent it applies. The Company’s management is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for these vendors and servicing criterion 1122(d)(3)(i)(A).

The Company’s management has assessed the Company’s compliance with the applicable servicing criteria using the criteria set forth by the SEC in paragraph (d) of Item 1122 of Regulation AB.  Based on such assessment, management believes that, as of and for the year ended December 31, 2008, the Company has complied in all material respects with the applicable servicing criteria except as follows:

Our assessment of compliance disclosed the following material noncompliance with servicing criterion 1122(d)(4)(i):

With respect to certain commercial mortgage loans, the Company either (i) made disbursements to the applicable obligor from reserve accounts that the obligor had no right to receive under the pool asset documents or (ii) allocated monthly cash flow from the mortgaged property among reserve accounts in an order that differed from that provided in the applicable pool asset documents.  These actions resulted in shortfalls in certain reserve accounts.

Management’s Discussion and Remediation Actions:
With respect to a cross-collateralized group of these commercial mortgage loans, the Company’s actions were due in part to an error in the mortgage loan documents, and with respect to another one of these commercial mortgage loans, the Company’s actions followed the practices of the interim servicer.

The Company has tightened its procedures for managing reserve accounts in order to reduce the possibility of similar occurrences in the future.

KPMG LLP, a registered public accounting firm, has issued an attestation report with respect to the Company’s compliance with the applicable servicing criteria as of and for the year ended December 31, 2008.

/s/ Daniel E. Bober
Daniel E. Bober
Executive Vice President
Wells Fargo Bank, N.A.
March 4, 2009

/s/ Briggs Hawley
Briggs Hawley
Vice President
Wells Fargo Bank, N.A.
March 4, 2009